NORTHERN EXPLORATIONS, LTD.
                        470 Granville Street, Suite 1120
                           Vancouver, British Columbia
                                 Canada, V6C 1V5


September 28, 2006

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549
Mail Stop 0361

Attention: Susann Reilly

Dear Sirs:

Re: Northern Explorations, Ltd. - Registration Statement on Form SB-2 File No. 333-125068

Further to your letter dated September 14, 2006 concerning the deficiencies in our registration statement on Form SB-2, we provide the following responses:

GENERAL

1. YOUR ATTENTION IS DIRECTED TO ITEM 310(G) OF REGULATION S-B AND THE NEED FOR UPDATED FINANCIAL STATEMENTS. PLEASE PROVIDE A CURRENTLY DATED CONSENT WITH ANY AMENDMENT TO THE REGISTRATION STATEMENT.

     We have amended our registration statements to include audited financial statements for the fiscal year ended March 31, 2006, as well as unaudited interim financial statements for the three-month period ended June 30, 2006.

SUMMARY FINANCIAL DATA, PAGE 2

2. PLEASE REVISE TO INCLUDE SUMMARY FINANCIAL DATA FOR ALL PERIODS PRESENTED IN THE FINANCIAL STATEMENTS.

     We have revised the summary financial data to include all periods presented in the financial statements.

DESCRIPTION OF BUSINESS - IN GENERAL, PAGE 11

3. PLEASE ENSURE THAT THE ENTIRE PROSPECTUS IS UP-TO-DATE, INCLUDING, BUT NOT NECESSARILY LIMITED TO, THE FOLLOWING: ON PAGE 12, IN THE SIXTH PARAGRAPH OF THIS SECTION: "ACCORDINGLY, THE PHASE TWO EXPLORATION PROGRAM IS SCHEDULED TO RECOMMENCE IN LATE JUNE OF 2006 AND WILL TAKE APPROXIMATELY

     ONE MONTH TO COMPLETE."; AND UNDER "BUDGET - PHASE III" ON PAGE 18: "WE INTEND TO PROCEED WITH A PHASE FOUR EXPLORATION PROGRAM IN THE SPRING OF 2006."

     We have updated all of the disclosure in our registration statement as requested.

4.   PLEASE RECONCILE THE FOLLOWING STATEMENTS:

     "THE PHASE THREE PROGRAM IS SCHEDULED FOR SEPTEMBER OF 2006 AND WILL TAKE APPROXIMATELY TWO MONTHS TO COMPLETE," WHICH IS IN THE SIXTH PARAGRAPH OF THIS SECTION; AND

     "THE PHASE THREE EXPLORATION PROGRAM WILL COST APPROXIMATELY $40,000 AND IS SCHEDULED FOR OCTOBER OR NOVEMBER OF 2006," WHICH IS UNDER "PLAN OF OPERATIONS" ON PAGE 18.

     We have reconciled the disclosure to indicate that our Phase III exploration program was commenced in September 2006 and will be completed in November 2006.

Yours truly,


/s/ Richard Novis
---------------------------

Northern Explorations  Inc.
Richard Novis, President